UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                              IntelliServices, Inc.
                 (Name of Small Business Issuer in its charter)


          Delaware                                              20-1584731
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)


                              5620 Paseo del Norte
                                  Suite 127-501
                               Carlsbad, CA 92008
           (Address of principal executive offices including Zip Code)



                                 (951) 587-3853
                           (Issuer's telephone number)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                $.0001 Par Value
                                (Title of Class)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     IntelliServices, Inc. (the "Company") was incorporated on September 1, 2004 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder for services rendered in connection with the organization of the Company.

     The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

     No assurances can be given that the Company will be successful in locating or negotiating with any target company.

     The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

ASPECTS OF A REPORTING COMPANY

     There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

     *    increased visibility in the financial community;

     * provision of information required under Rule 144 for trading of eligible securities;

     * compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market;

     *    the facilitation of borrowing from financial institutions;

     *    improved trading efficiency;

     *    shareholder liquidity;

     *    greater ease in subsequently raising of capital;

     * compensation of key employees through stock options for which there may be a market valuation;

     *    enhanced corporate image.

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     There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

     *    requirement for audited financial statements;

     *    required publication of corporate information;

     * required filings of periodic and episodic reports with the Securities and Exchange Commission;

     * increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

     Certain private companies may find a business combination more attractive than an initial public offering of their securities. Reasons for this may include the following:

     *    inability to obtain underwriter;

     *    possible larger costs, fees and expenses;

     *    possible delays in the public offering process;

     *    greater dilution of their outstanding securities.

     Certain private companies may find a business combination less attractive than an initial public offering of their securities. Reasons for this may include the following:

     *    no investment capital raised through a business combination;

     *    no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

     A business entity, if any, which may be interested in a business combination with the Company may include the following:

     * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

     * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

     * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

     * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

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
     * a foreign company which may wish an initial entry into the United States securities market;

     * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

     * a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

     No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

     The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company will not issue or sell additional shares or take any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company.

     The sole shareholder of the Company has executed and delivered an agreement affirming that it will not sell or otherwise transfer its shares except in connection with or following a business combination resulting in the Company no longer being classified as a blank check company.

     The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will voluntarily continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

     Timothy P. Beck is the sole officer and director of the Company and the controlling shareholder of the Company's sole shareholder, IntelliServe, Inc. The Company has no employees nor are there any persons other than Mr. Beck who devote any of their time to its affairs. All references herein to management of the Company are to Mr. Beck. The inability at any time of Mr. Beck to devote sufficient attention to the Company could have a material adverse impact on its operations.

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GLOSSARY

"BLANK CHECK" COMPANY

As used herein, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

BUSINESS COMBINATION

Normally a merger, stock-for-stock exchange, or stock-for-assets exchange between the Registrant and a target company.

THE COMPANY OR THE REGISTRANT

The corporation whose common stock is the subject of this Registration
Statement.

EXCHANGE ACT

The Securities Exchange Act of 1934, as amended.

SECURITIES ACT

The Securities Act of 1933, as amended.

RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

     THE COMPANY HAS NO OPERATING HISTORY, NO REVENUE, AND MINIMAL ASSETS. The Company has had no operating history and no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S: "FINANCIAL STATEMENTS". IntelliServe, Inc. has agreed to pay all expenses incurred by the Company until a business combination takes place without repayment by the Company. IntelliServe, Inc. is the sole shareholder of the Company. There is no assurance that the Company will ever be profitable.

     THE COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. The Company's president, its sole officer, is Timothy P. Beck who is also its sole director and the controlling shareholder of its sole shareholder. Because management consists of only one person, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide and the Company will rely completely on the judgment of its sole officer and director when selecting a target company. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. Mr. Beck anticipates devoting only a limited amount of time per month to the business of the Company. Mr. Beck has not entered into a written employment agreement with the Company and he is not expected to do so.

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
The Company has not obtained key man life insurance on Mr. Beck. The loss of the services of Mr. Timothy Beck would adversely affect development of the Company's business and its likelihood of continuing operations.

     CONFLICTS OF INTEREST. Mr. Beck, the Company's president, participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The Company has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of business combination may include such terms as Mr. Beck remaining a director or officer of the Company. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Beck and or to IntelliServe, Inc. for the purchase or retirement of all or part of the common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Beck would directly benefit from such employment or payment. Such benefits may influence Mr. Beck's choice of a target company. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

     THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

     PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery of a document to investors stating the risks, special suitability inquiry, regular reporting and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

     THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and

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managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR A BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

     REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have and are unable to obtain the required audited statements will not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     REGULATION UNDER INVESTMENT COMPANY ACT. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

     PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in

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shareholders of a target company obtaining a controlling interest in the
Company. As a condition of the business combination agreement, IntelliServe, Inc., the sole shareholder of the Company, may agree to sell or transfer all or a portion of its common stock in the Company so as to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

     TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2. PLAN OF OPERATION.

SEARCH FOR TARGET COMPANY

     The Company intends to enter into a business combination with a target company in exchange for the Company's securities. The Company has not engaged in any negotiations with any specific entity regarding the possibility of a business combination with the Company. The Company has entered into an agreement with IntelliServe, Inc., the sole shareholder of the Company, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as the Company has effected a business combination. IntelliServe, Inc. has agreed to pay all expenses of the Company without repayment until such time as a business combination is effected. Timothy P. Beck, who is the sole officer and director of the Company, is the sole officer and director and controlling shareholder of IntelliServe, Inc.

     IntelliServe, Inc. may only locate potential target companies for the Company and is not authorized to enter into any agreement with a potential target company binding the Company. The Company's agreement with IntelliServe, Inc. is not exclusive, and IntelliServe, Inc. may enter into agreements with other companies similar to the Company on similar terms. IntelliServe, Inc. may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from a target companies.

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     IntelliServe, Inc. owns 5,000,000 shares of the Company's common stock for which it paid a total of $500 in services, or $.0001, the par value, per share.

     IntelliServe, Inc. may enter into agreements with other consultants to assist it in locating a target company and Intelliserve, Inc. may share its stock in the Company with or grant options on such stock to such referring consultants and may make payment to such consultants from its own resources. There is no minimum or maximum amount of stock, options, or cash that the Issuer may grant or pay to such consultants. Intelliserve, Inc. is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and the Company has no obligation to pay any costs incurred or negotiated by IntelliServe, Inc.

     IntelliServe, Inc. may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who may be contacted or solicited if solicitations are made. To date IntelliServe, Inc. has not utilized solicitation, does not anticipate that it will do so, and expects to rely on referrals from consultants in the business and financial communities for referrals of potential target companies.

MANAGEMENT OF THE COMPANY

     The Company has no full time employees. Timothy P. Beck is the sole officer of the Company and its sole director. Mr. Beck is also the controlling shareholder of IntelliServe, Inc., the Company's sole shareholder. Mr. Beck, as president of the Company, has agreed to allocate a limited portion of his time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Beck and the potential demands of the Company's activities.

     The amount of time spent by Mr. Beck on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Beck will actually be required to spend to locate a suitable target company. Mr. Beck estimates that the business plan of the Company can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figures cannot be stated with precision.

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in

                                       8
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a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K which is required to be filed with the Securities and Exchange Commission within 4 days following the

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completion of the business combination. The Company intends to acquire or merge with a company for which audited financial statements are available. The Company may reserve the right in the documents for the business combination to cancel the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

     The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

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     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

     With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholder at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

     IntelliServe, Inc. will pay all expenses in regard to its search for a suitable target company. The Company does not anticipate expending funds itself for locating a target company. Timothy P. Beck, the sole officer and director of the Company, will provide his services without charge or repayment by the Company after the effective date of the registration statement. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates. If IntelliServe, Inc. stops or becomes unable to continue to pay the Company's operating expenses, the Company may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934 nor to continue to search for an acquisition target. In such event, the Company would seek alternative sources of funds or services, though there can be no assurance that such funds or services would be obtained.

     The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

     As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with

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the Securities Act, the Exchange Act, the General Rules and Regulations of the
Securities and Exchange Commission, and other applicable laws, rules and regulations.

     A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

     A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

     Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be produced within a reasonable period of time not to exceed 60 days following completion of a business combination; and other information deemed relevant.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of IntelliServe, Inc. at no cost to the Company. IntelliServe, Inc. has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

 Name and Address                   Amount of Beneficial         Percentage
of Beneficial Owner                     Ownership                 of Class
-------------------                     ---------                 --------

IntelliServe, Inc.(1)                    5,000,000                   100%
5620 Paseo del Norte
Suite 127-501
Carlsbad, CA 92008

Timothy Beck (2)                         5,000,000                   100%
5620 Paseo del Norte
Suite 127-501
Carlsbad, CA 92008

All Executive Officers and
Directors as a Group (1 Person)          5,000,000                   100%

----------

(1) IntelliServe, Inc. is the sole shareholder of the Company and it has agreed to provide certain assistance to the Company in locating potential target companies, and to pay all costs of the Company until a business combination is completed, without reimbursement. See "PLAN OF OPERATIONS -- General Business Plan".
(2) As the controlling shareholder, sole director and officer of IntelliServe, Inc., Mr. Beck is deemed to be the beneficial owner of the common stock of the Company owned by IntelliServe, Inc. Mr. Beck is also the sole officer and director of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Company has one Director and Officer as follows:

      Name                    Age         Positions and Offices Held
      ----                    ---         --------------------------

      Timothy Beck             41          President, Secretary-
                                           Treasurer & Director

     There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of, nor will he act at the direction of, any other person.

     Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and his business experience during at least the last five years:

     Mr. Timothy P. Beck has served as President, Chief Executive Officer, Secretary-Treasurer and sole Director of the Company since it was formed on September 2, 2004. Mr. Beck is also President and Director of IntelliServe, Inc. and IntelliServe, Ltd. and has held these positions since the companies' inception. These three corporations have no current business operations and they occupy only a few hours of Mr. Beck's time each month.

     Since April 2004 Mr. Beck has been employed full time as a senior software engineer at Science Applications International Corporation (SAIC) in San Diego, California, where he is responsible for creating the Software Architecture used to connect NIDS application to the Oracle Database. From January 2003 to April 2004 Mr. Beck was employed as an Applications Developer by JDS Solutions Corporation in Carlsbad, California, where he was responsible for creating PowerBuilder applications and assisted in converting PowerBuilder ASA application to Microsoft SQL Server. From May 1997 to December 2002 Mr. Beck operated and served as CEO at IntelliServe in Carlsbad, California, which provided consulting services and instruction on Sybase's product lines including PowerBuilder(R), PowerDesignor(R), Enterprise Application Server(R) and Adaptive Server Anywhere (SQL Anywhere)(R). Prior to that he was employed as a Senior Instructor teaching Sybase software at GDI in Newport Beach, as a Consultant and Instructor at NexGen in Irvine, as a Consultant and Trainer at DCS systems in Gardena, and as a Programmer and Analyst at Southern California Edison in San Clemente, California. Mr. Beck studied Computer Engineering at the University of California at Los Angeles from 1980 to 1984 and is currently completing his B.S. degree at National University in San Diego.

PREVIOUS BLANK CHECK COMPANIES

     Management has not been involved in any previous blank check offerings.

CURRENT AND FUTURE BLANK CHECK COMPANIES

     Timothy P. Beck, the president of the Company, is not involved with any other blank check companies, and has no present intention of becoming involved in creating additional companies similar to this one.

RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

     None.

CONFLICTS OF INTEREST

     Timothy P. Beck, the Company's sole officer and director, is currently employed full time by Science Applications International Corporation (SAIC) in San Diego, California. He also manages the affairs of IntelliServe, Inc., of which he is the sole shareholder, officer and director and IntelliServe, Ltd., of which he is the sole shareholder, officer and director. Mr. Beck serves both IntelliServe, Inc. and IntelliServe, Ltd. on a part time basis. Insofar as Mr. Beck is engaged in these other business activities, he may devote only a portion of his time to the Company's affairs.

     Mr. Beck intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Beck would not attend to other matters prior to those of the Company. Mr. Beck estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months, but this time cannot be stated with precision.

     Mr. Beck is the president, director and controlling shareholder of IntelliServe, Inc., a Nevada corporation, which owns 5,000,000 shares of the Company's common stock. At the time of a business combination, some or all of the shares of common stock owned by IntelliServe, Inc. may be purchased by the target company or retired by the Company. The amount of common stock sold, retired, or continued to be owned by IntelliServe, Inc. cannot be determined at this time.

     The terms of business combination may include such terms as Mr. Beck remaining a director or officer of the Company. The terms of a business combination may provide for a payment in cash or otherwise to IntelliServe, Inc., for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Beck would directly benefit from such employment or payment. Such benefits may influence Mr. Beck's choice of a target company.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

     The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company, as the officer and director and controlling shareholder of IntelliServe, Inc. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in services:

                                  Number of Total
     Name                             Shares                 Consideration
     ----                             ------                 -------------
IntelliServe, Inc.                   5,000,000                   $500

     Timothy P. Beck is the sole director, sole officer, and controlling shareholder of IntelliServe, Inc. The total number of shares shown above were issued to IntelliServe, Inc. in exchange for services rendered to the Company, in lieu of cash.

ITEM 8. DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.0001 per share, of which there are 5,000,000 issued and outstanding. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

DIVIDENDS

     Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements, and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

     Following a business combination, a target company will normally wish to cause the Company's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

     In order to qualify for listing on the NASDAQ SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the NASDAQ

SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of at least 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If, after a business combination, the Company does not meet the qualifications for listing on the NASDAQ SmallCap Market, the Company may apply for quotation of its securities on the OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

     To have its securities quoted on the OTC Bulletin Board a company must:

     (1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;

     (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

     The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.

TRANSFER AGENT

     It is anticipated that Interwest Stock Transfer, 1981 East 4800 South, Salt Lake City, Utah 84117 will act as transfer agent for the common stock of the Company.

                               PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

     (i) that a broker or dealer approve a person's account for transactions in penny stocks, and

     (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

     In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

     (i) obtain financial information and investment experience and objectives of the person; and

     (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

     (i) sets forth the basis on which the broker or dealer made the suitability determination and

     (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

     Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     (B) HOLDERS. There is one holder of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

     (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     There have been no recent sales of the Company's securities. As noted above, in connection with organizing the Company, on September 1, 2004, the Company issued a total of 5,000,000 unregistered shares of common stock at a value of $.0001 per share to IntelliServe, Inc. for services rendered. Timothy

P. Beck, the Company's sole officer and director is the sole director, sole officer, and controlling shareholder of IntelliServe, Inc. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, in connection with this sale.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

FINANCIAL STATEMENTS.

      Set forth below are the audited financial statements for the Company for the period ended September 8, 2004. The following financial statements are attached to this report and filed as a part thereof.

                                ARMANDO C. IBARRA
                          Certified Public Accountants
                           A Professional Corporation


Armando C. Ibarra, C.P.A.       Members of the California Society of Certified
                                Public Accountants
Armando Ibarra, Jr., C.P.A., JD Members of the American Institute of Certified
                                Public Accountants
                                Members of the Better Business Bureau since 1997


                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors ofa
Intelliservices, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheet of Intelliservices, Inc. (A Development Stage Company) as of September 8, 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the eight days then ended. These financial statement are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelliservices, Inc. as of September 8, 2004, and the results of their operations and its cash flows for the eight days then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is currently in the development stage. Because of the Company's current status and limited operations there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to its current status are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Armando C. Ibarra, CPA-APC
----------------------------------
Armando C. Ibarra, CPA-APC

September 9, 2004
Chula Vista, California


                      371 'E' Street, Chula Vista, CA 91910
                     Tel: (619) 422-1348 Fax: (619) 422-1465

                              INTELLISERVICES, INC.
                          (A Development Stage Company)
                                  Balance Sheet
--------------------------------------------------------------------------------

                                                                      As of
                                                                    September 8,
                                                                       2004
                                                                     -------


                                     ASSETS
CURRENT ASSETS
  Cash                                                               $    --
                                                                     -------

TOTAL CURRENT ASSETS                                                      --
                                                                     -------

      TOTAL ASSETS                                                   $    --
                                                                     =======

                  LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

      TOTAL LIABILITIES                                              $    --

STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock ($.0001 par value, 50,000,000
   shares authorized; 5,000,000 shares issued and
   outstanding as of September 8, 2004)                                  500
  Paid-in capital                                                         --
  Deficit accumulated during development stage                          (500)
                                                                     -------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                      --
                                                                     -------
      TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)             $    --
                                                                     =======

                       See Notes to Financial Statements

                              INTELLISERVICES, INC.
                          (A Development Stage Company)
                            Statements of Operations
--------------------------------------------------------------------------------

                                                              September 1, 2004
                                             Eight Days          (inception)
                                               Ended              through
                                            September 8,        September 8,
                                               2004                2004
                                            -----------         -----------


REVENUES
  Revenues                                  $        --         $        --
                                            -----------         -----------
TOTAL REVENUES                                       --                  --

GENERAL & ADMINISTRATIVE EXPENSES                   500                 500
                                            -----------         -----------
TOTAL GENERAL & ADMINISTRATIVE EXPENSES             500                 500
                                            -----------         -----------

NET LOSS                                    $      (500)        $      (500)
                                            ===========         ===========

BASIC LOSS PER SHARE                        $     (0.00)
                                            ===========
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                    5,000,000
                                            ===========

                       See Notes to Financial Statements

                              INTELLISERVICES, INC.
                          (A Development Stage Company)
             Statement of Changes in Stockholders' Equity (Deficit)
          From September 1, 2004 (inception) through September 8, 2004
--------------------------------------------------------------------------------

                                                                                 Deficit
                                                                                Accumulated
                                                        Common     Additional     During
                                           Common       Stock       Paid-in     Development
                                            Stock       Amount      Capital       Stage       Total
                                            -----       ------      -------       -----       -----
As of September 1, 2004 (inception)              --      $ --        $ --         $  --       $  --

Stock issued for services rendered on
September 1,2004 @ $0.0001 per share      5,000,000       500                                   500
                                          ---------      ----        ----         -----       -----
Net loss, September 8, 2004                                                        (500)       (500)

BALANCE, SEPTEMBER 8, 2004                5,000,000      $500        $ --         $(500)      $  --
                                          =========      ====        ====         =====       =====

                       See Notes to Financial Statements

                              INTELLISERVICES, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                             September 1, 2004
                                                                Eight Days     (inception)
                                                                  Ended          through
                                                               September 8,     September 8,
                                                                  2004             2004
                                                                ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                             $    (500)       $      --
  Common stock issued for services                                    500               --
                                                                ---------        ---------
     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES               --               --

CASH FLOWS FROM INVESTING ACTIVITIES

     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES               --               --

CASH FLOWS FROM FINANCING ACTIVITIES

     NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES               --               --
                                                                ---------        ---------

NET INCREASE (DECREASE) IN CASH                                        --               --

CASH AT BEGINNING OF PERIOD                                            --               --
                                                                ---------        ---------
CASH AT END OF PERIOD                                           $      --        $      --
                                                                =========        =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
  Interest paid                                                        --        $      --
                                                                =========        =========

  Income taxes paid                                                    --        $      --
                                                                =========        =========

                       See Notes to Financial Statements

                              INTELLISERVICES, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                             As of September 8, 2004


NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

IntelliServices, Inc. (the Company) was incorporated under the laws of the State of Delaware on September 1, 2004 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. As of September 8, 2004, the Company had not commenced any formal business operations. Therefore, all the activities to date relate to the Company's organization. The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, debt securities, bank borrowings or a it will require through the issuance of equity securities, debt securities, bank borrowing or a combination thereof.

On September 1, 2004, the Company issued 5,000,000 shares of its $0.0001 par value common stock for services rendered at a value $.0001 per share.

As of September 8, 2004 the Company had 5,000,000 shares of common stock outstanding.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred. The Company has adopted a June 30, year-end.

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

c. Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

                              INTELLISERVICES, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                             As of September 8, 2004


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

d. Basic Earnings per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings
(loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective August 26, 1998 (inception).

Basic net loss per share amounts is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

e. Income Taxes

Income taxes are provided in accordance with Statement of Financial accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 3. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

NOTE 4. GOING CONCERN

The accompanying financial statements are presented on a going concern basis. The Company generated net losses of $500 during the period from September 1, 2004 (inception) to September 8, 2004. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management plans to raise additional funds through debt or equity offerings. There is no guarantee that the Company will be able to raise any capital through any type of offerings.

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
                              INTELLISERVICES, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                             As of September 8, 2004


NOTE 5. INCOME TAXES

                                                         As of September 8, 2004
                                                         -----------------------
     Deferred tax assets:
     Net operating tax carryforwards                              $   75
     Other                                                             0
                                                                  ------
     Gross deferred tax assets                                        75
     Valuation allowance                                             (75)
                                                                  ------

     Net deferred tax assets                                      $    0
                                                                  ======

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 6. SCHEDULE OF NET OPERATING LOSSES

     2004 Net Operating Loss (eight days)                           (500)
                                                                  ------

     Net Operating Loss                                           $ (500)
                                                                  ======

As of September 8, 2004, the Company has a net operating loss carryforward of approximately $500, which will expire 20 years from the date the loss was incurred.

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
                                    PART III

ITEM 1. INDEX TO EXHIBITS.

      EXHIBIT       NUMBER DESCRIPTION
      -------       ------------------
        3.1       Certificate of Incorporation
        3.2       By-Laws
        3.3       Specimen Stock Certificate
        10.1      Agreement with IntelliServe, Inc.
        10.2      Shareholder Agreement
        23.1      Consent of Accountants

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       IntelliServices, Inc.



                                       /s/ Timothy P. Beck
                                       -------------------------
                                       Timothy P. Beck
                                       Director and President


September 10, 2004

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